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SEC
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AUG 2 7 2018

Washington DC
408

ANNUAL AUDITED REPORT
FORM X-17A-5 X
PART III

SEC FILE NUMBER
8-10048

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING_____07/1/2017_____ AND ENDING_____06/30/2018_____
                                            MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Doft & Co., Inc.

	OFFICIAL USE ONLY
	FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

55 East 59th Street – 12th Floor
(No. and Street)

New York   New York   10022
(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
   Robert Hamaoui   212-421-5558
                                                 (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
EisnerAmper, LLP
(Name – *if individual, state last, first, middle name*)

750 Third Avenue - 16th Floor   New York   New York   10017
(Address)   (City)   (State)   (Zip Code)

CHECK ONE:

☒ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1410 (06-02)



OATH OR AFFIRMATION

I, _____Alan Doft_____ , swear (or affirm) that, to the best of

my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of

_____Doft & Co., Inc._____ , as

of _____June 30_____ , 20__18___ , are true and correct. I further swear (or affirm) that neither the

company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a

customer, except as follows:

_____

_____

_____

_____
Signature

_____President_____
Title

Notary Public

This report** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

DOFT & CO., INC.

STATEMENT OF FINANCIAL CONDITION

JUNE 30, 2018

EISNERAMPER

EisnerAmper LLP
750 Third Avenue
New York, NY 10017
T 212.949.8700
F 212.891.4100
www.eisneramper.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholder and Board of Directors of
Doft & Co., Inc.

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Doft & Co., Inc. (the "Company") as of June 30, 2018 and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of June 30, 2018, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

EisnerAmper LLP

We have served as the Company's auditor since 1991.

EISNERAMPER LLP
New York, New York
August 23, 2018



DOFT & CO., INC.

Statement of Financial Condition
June 30, 2018

ASSETS

Securities owned, at fair value	$ 42,547,083
Investment in investment company, at fair value	809,296
Cash and cash equivalents	14,140
Due from clearing broker	143,830
Prepaid taxes	16,225
Furniture, fixtures and leasehold improvements (net of accumulated depreciation and amortization of $253,576)	4,400
Other assets	138,725
	$ 43,673,699

LIABILITIES

Accrued expenses and accounts payable	$ 329,201
Current taxes payable	549
Deferred tax liability	2,620,419
Total liabilities	2,950,169

Commitments and contingencies

STOCKHOLDER'S EQUITY

Preferred stock, $1,000 par value; authorized, 1,000 shares; outstanding, 202 shares	202,000
Common stock, no par value; authorized, 1,000 shares; outstanding, 150 shares at stated value	141,170
Retained earnings	40,380,360
Total stockholder's equity	40,723,530
	$ 43,673,699

See notes to statement of financial condition.

DOFT & CO., INC.

Notes to Statement of Financial Condition
June 30, 2018

Note A - Summary of Significant Accounting Policies
Doft & Co., Inc. (the "Company") is registered as a broker-dealer and clears all of its customer transactions through a correspondent broker on a fully disclosed basis.

[1]   Security transactions, commissions and related expenses are recorded on a trade-date basis.

[2]   The Company carries its investments at fair value. Fair value is an estimate of the exit price, representing the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants (i.e., the exit price at the measurement date). Fair value measurements are not adjusted for transaction costs. A fair value hierarchy that consists of three levels is used to prioritize inputs to fair value valuation techniques:

> Level 1 - Unadjusted quoted prices in active markets for identical assets or liabilities.

> Level 2 - Inputs other than quoted market prices that are observable, either directly or indirectly, and reasonably available. Observable inputs reflect the assumptions market participants would use in pricing the asset or liability and are developed based on market data obtained from sources independent of the Company.

> Level 3 - Unobservable inputs. Unobservable inputs reflect the assumptions that management develops based on available information about what market participants would use in valuing the asset or liability.

An asset's or liability's level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Availability of observable inputs can vary and is affected by a variety of factors. Management uses judgment in determining fair value of assets and liabilities, and Level 3 assets and liabilities involve greater judgment than Level 1 or Level 2 assets and liabilities.

Marketable securities owned, which are readily marketable, are valued at fair value on the last business day of the year at the last available reported national exchange price.

The Company's investments in investment companies represent interests in private investment companies that do not trade in an active market and represent investments that may require a lock up or future capital contributions based on existing commitments. Management has elected to value the investment companies using the net asset value ("NAV") of each investment company as reported by the investment company without adjustment, unless it is probable that the investment will be sold at a value significantly different than the reported NAV. If the reported NAV of an investment company is not calculated in a manner consistent with the measurement accounting principles for investment companies generally accepted in the United States, then the Management adjusts the reported NAV to reflect the impact of those measurement principles.

[3]   The Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents, except for demand note accounts, which are considered securities owned, at fair value.

[4]   Furniture, fixtures and leasehold improvements are recorded at cost. Depreciation of furniture and fixtures is provided on the straight-line method based on the estimated useful lives of the assets. Leasehold improvements are amortized on the straight-line method over the shorter of their useful lives or the term of the lease.

Notes to Statement of Financial Condition
June 30, 2018

Note A - Summary of Significant Accounting Policies (continued)

[5]   Assets and liabilities denominated in foreign currencies are translated into United States dollar amounts at the period-end exchange rates.   Purchases and sales of investments and income and expenses that are denominated in foreign currencies are translated into United States dollar amounts at the prevailing rates of exchange on the transaction date.

[6]   Income taxes are accounted for under the asset and liability approach. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and for net operating loss carrybacks. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be settled or recovered. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to be realized.

The Company applied the "more-likely-than-not" recognition threshold to all tax positions taken or expected to be taken in a tax return, which resulted in no unrecognized tax benefits as of June 30, 2018.

[7]   The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the statement of financial condition. Actual results could differ from those estimates.

Note B – Recent Accounting Pronouncements

[1]   In May, 2015, the FASB issued Accounting Standards Update No. 2015-07 ("ASU 2015-07"), "Fair Value Measurement (Topic 820): Disclosures for Investments in Certain Entities that Calculate Net Asset Value per Share (or its Equivalent)." ASU 2015-07 removes the requirement to categorize within the fair value hierarchy all investments for which fair value is measured using net asset value per share as a practical expedient. For nonpublic business entities, ASU 2015-07 is effective for fiscal years beginning after December 15, 2016. The Company adopted ASU 2015-07 as of and for the year ended June 30, 2018. Accordingly, investments for which fair value is measured using net asset value per share as a practical expedient have not been categorized within the fair value hierarchy.

[2]   In May 2014, the Financial Accounting Standards Board ("FASB") issued an accounting standard update on revenue recognition (ASU 2014-09). The new guidance creates a single, principle based model for revenue recognition and expands and improves disclosures about revenue. The new guidance is effective for fiscal years beginning on or after December 15, 2018 and interim periods within those fiscal years. The Company completed its implementation analysis, including identification of revenue streams and reviews of customer contracts under ASU 2014-09's framework. The analysis included reviewing current accounting policies and practices to identify potential differences that would result from applying the requirements under this new standard. The Company has evaluated the new guidance and the adoption is not expected to have a significant impact on the Company's financial statements and a cumulative effect adjustment under the modified retrospective method of adoption will not be necessary.

DOFT & CO., INC.

Notes to Statement of Financial Condition
June 30, 2018

Note C – Fair Value of Financial Instruments and Financial Assets and Liabilities

The following table presents the Company's assets and liabilities by level within the fair value hierarchy at June 30, 2018:

	Fair Value		Fair Value Hierarchy
Securities owned:			
Common stocks:			
Consumer, non-cyclical	$ 55,947		Level 1
Financial	10,144,458		Level 1
Technology	10,444		Level 1
Pharmaceutical	13,210,418		Level 1
Total common stock	23,421,267	(1)	
Demand note accounts	19,125,816		Level 2
	$ 42,547,083		

(1) One security represents approximately 56% of fair value of securities owned.

The following table presents the carrying values and estimated fair values at June 30, 2018, of financial assets and liabilities, excluding financial instruments that are carried at fair value on a recurring basis, and information is provided on their classification within the fair value hierarchy:

6

DOFT & CO., INC.

Notes to Statement of Financial Condition
June 30, 2018

Note C – Fair Value of Financial Instruments and Financial Assets and Liabilities (continued)

	Carrying Value	Level 1	Level 2	Level 3	Total
Assets:					
Cash and cash equivalents	$ 14,140	$ 14,140	$ -	$ -	$ 14,140
Due from Clearing Broker	143,830	-	143,830	-	143,830
Other assets	138,725	-	138,725	-	138,725
Total Assets	$ 296,695	$ 14,140	$ 282,555	$ -	$296,695
Liabilities:					
Accrued expenses and accounts payable	$ 329,201	-	$ 329,201	-	$ 329,201
Current taxes payable	549	-	549	-	549
Deferred tax liability	2,620,419	-	2,620,419	-	2,620,419
Total Liabilities	$ 2,950,169	$ -	$ 2,950,169	$ -	$ 2,950,169

Note D - Stockholder's Equity

The Company's preferred stock has preference in liquidation in the amount of $1,000 a share and may be redeemable at the option of the Company at any time, subject to the approval of regulatory authorities, at $1,000 a share. Common stock and preferred stock have the same dividend rights, and dividends are paid only if and when declared by the Board of Directors.

Note E - Income Taxes

At June 30, 2018, the Company has a deferred tax liability of $2,620,419 principally relating to unrealized gains on securities transactions. The Tax Cuts and Jobs Act ("Tax Act") was enacted on December 22, 2017. The Act reduces the U.S. corporate rate from 34% to 21% beginning in 2018. The Company re-measured its deferred tax assets based upon the new 21% tax rate. As a result, the Company decreased its deferred tax assets by $1,622,164 with a corresponding adjustment to its valuation allowance for the year ended June 30, 2018.

DOFT & CO., INC.

Notes to Statement of Financial Condition
June 30, 2018

Note F - Commitments and Contingencies

[1] Lease:

The Company leases office space pursuant to a seven-year and one-month lease agreement. The lease, which commenced on November 1, 2007, was amended in September 2014 to provide for an additional term of 5 years and 3 months, ending on November 30, 2019. The amended lease provided for free rent for the first three months. For financial statement purposes, rent expense is recognized based upon the total rental payments on a straight-line basis over the life of the lease.

Year ending June 30,

2019	$230,106
2020	97,034
	$327,140

As of June 30, 2018, the Company provided an interest bearing security deposit in the amount of approximately $19,000 pursuant to the terms of the lease.

[2] Investment company:

In December 2009, the Company purchased an investment company interest from a related party for $208,171. Subsequent to the initial purchase, the Company contributed an additional $1,353,095 into the investment company and received distributions totaling approximately $678,883. The purpose of the investment company is to provide long-term capital appreciation through the acquisition of equity, debt, equity-related and debt-related interests, predominately in unquoted companies in Western Europe, and by making other selective equity and equity-related investments and debt and debt-related investments. The Company is restricted from withdrawal or transfer until termination of the investment company or at the discretion of the underlying general partner. The Company has an outstanding commitment to the investment company in the amount of $13,898.

[3] Financial instruments with off-balance-sheet risk and concentration of credit risk:

As a non-clearing broker, the Company has its securities and customers' transactions cleared through another broker-dealer pursuant to a clearing agreement. The Company's securities positions are held with the clearing broker. Recognizing the concentration of credit risk that this implies, the Company utilizes a clearing broker that is a member of major securities exchanges. Although the Company clears its customer transactions through its clearing broker, nonperformance by its customers in fulfilling their contractual obligations pursuant to securities transactions may expose the Company to risk and potential loss.

The net asset value of an investment company does not take into account the effect of factors such as an investment company's lock-up and withdrawal policies, management, incentive and other fee structures, liquidity and current fair value of side-pocket investments, unfunded obligations and capital commitments. An investment company's funding may be subject to various conditions and/or approval rights. Under certain circumstances, withdrawals from an investment company may be limited or suspended (in whole or in part) as deemed necessary by the company's investment managers. Substantial requests for withdrawals from an investment company could cause the investment company to liquidate positions sooner than would otherwise be desirable, which could adversely affect the performance of the investment company. In addition, regardless of the period of time in which withdrawals occur, the resulting reduction in an investment company's net assets could make it more difficult for an investment company to diversify its holdings and achieve its investment objectives.

8

DOFT & CO., INC.

Notes to Statement of Financial Condition
June 30, 2018

[3] Financial instruments with off-balance-sheet risk and concentration of credit risk (continued):

Short selling, or the sale of securities not owned by the Company, exposes the Company to the risk of loss in an amount greater than the initial investment, and such losses can increase rapidly and, in the case of equities, without effective limit. There is the risk that the securities borrowed by the Company in connection with a short sale would need to be returned to the securities' lender on short notice. If such request for return of securities occurs at a time when other short sellers of the subject security are receiving similar requests, a "short squeeze" can occur, wherein the Company might be compelled, at the most disadvantageous time, to replace borrowed securities previously sold short with purchases on the open market, possibly at prices significantly in excess of the proceeds received earlier.

Market risk represents the potential loss that can be caused by increases or decreases in the fair value of investments due to market fluctuation.

Liquidity risk is the risk that the Company will not be able to raise funds to fulfill its commitments, including inability to sell investments quickly or at close to fair value.

Currency risk is the risk that the fair value of an investment will fluctuate because of changes in foreign exchange rates. Investments that are denominated in a non-U.S. currency are subject to the risk that the value of a particular currency will change in relation to one or more other currencies. Among the factors that may affect currency values are trade balances, the level of short-term interest rates, differences in relative values of similar assets in different currencies, long-term opportunities for investment and capital appreciation and political developments.

Note G - Related Party Transactions

During the year ended June 30, 2018, the Company acted as an introducing broker for various related parties. Additionally, during the year ended June 30, 2018, the Company paid director fees to individuals related to the principal shareholder.

Note H - Net Capital Requirements

The Company is subject to the Uniform Net Capital Rule of the Securities and Exchange Commission (Rule 15c-3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At June 30, 2018, the Company had a ratio of aggregate indebtedness to net capital of .022 to 1, and its net capital was approximately $14,839,000, compared to the minimum requirement of $100,000.

Note I - Exemption from Rule 15c3-3

The Company is exempt from the Securities and Exchange Commission Rule 15c3-3 pursuant to the exemption provision under subparagraph (k)(2)(ii) and, therefore, is not required to maintain a "Special Reserve Bank Account for Exclusive Benefit of Customers."